April 3, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Attention:	H. Roger Schwall, Division of Corporation Finance
Sean Donahue, Division of Corporation Finance
Michael E. Karney, Division of Corporation Finance

Re:	Lancaster Colony Corporation
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed August 29, 2008
Definitive Proxy Statement on Schedule 14A
Filed October 15, 2008
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
Filed November 6, 2008
Form 10-Q for the Fiscal Quarter Ended December 31, 2008
Filed February 9, 2009
Response Letter Dated February 27, 2009
File Number 000-04065

Ladies and Gentlemen:

Lancaster Colony Corporation, an Ohio corporation (the “Company”, or “we,” “our” or “us”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 26, 2009 (the “Comment Letter”) with respect to our Annual Report on Form 10-K for the fiscal year ended June 30, 2008, filed August 29, 2008 (the “Form 10-K”), our Definitive Proxy Statement on Schedule 14A for our 2008 Annual Meeting of Shareholders, filed October 15, 2008 (the “Proxy Statement”), our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, filed November 6, 2008 (the “Form 10-Q”), our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008, filed February 9, 2009 and our Response Letter dated February 27, 2009.

Our response is set forth below. For the convenience of the Staff, we have repeated the Staff’s comment before our corresponding response.

Form 10-K for the Fiscal Year Ended June 30, 2008

Securities and Exchange Commission
April 3, 2009

Notes to Consolidated Financial Statements, page 36

Note 18 – Business Segments Information, page 55

1.	Your response to prior comment number 11, from our letter dated January 30, 2009, indicates, in part, that you have disclosed net sales for foodservice and retail in response to the requirements of SFAS 131, paragraph 37. However, foodservice and retail appear to represent groupings of similar customer types or marketing channels, and not similar products. In this regard, we note the following disclosure from the segment footnote in your most recent Form 10-K:

Salad dressings, sauces, croutons, frozen pasta and egg noodles, frozen bread products and frozen yeast rolls are sold to both retail and foodservice markets.

This disclosure raises two concerns regarding your current presentation of product information. First, it indicates that certain products are included in both retail and foodservice. We would not expect that a presentation based on products would include the same products in more than one category. Second, the disclosure identifies retail and foodservice as markets (emphasis added), rather than groupings of similar products.

Given the factors described above, the disclosure of net sales for foodservice and retail does not appear to address the requirements of SFAS 131, paragraph 37. Rather, based on the information contained in Note 1 to your response letter, it appears that a presentation based on legal entities would be more consistent with those requirements.

Response: While we believe our historical approach is consistent with paragraph 37 of SFAS 131 based upon the differentiation in product character and usage reflected by the end markets, we do appreciate the distinction being made in the Staff’s comment. Accordingly, we propose to expand our future disclosures to reflect net sales by groupings of similar product offerings irrespective of the markets served or legal entities involved. We note that a strict legal entity approach may create the potential for overlapping product lines (e.g. products that could be considered a “roll” are currently made by two different legal entities).

Although the following may not represent our final product grouping, please see below for a proposed disclosure format to be included in our Annual Report on Form 10-K for the fiscal year ending June 30, 2009:

(Within Note 18 – Business Segments Information)

The following table sets forth business segment information with respect to the amount of net sales contributed by each class of similar products of our consolidated net sales in each of the years ending June 30:

Specialty Foods	2009	2008	2007
Frozen breads and rolls
Dressings, croutons and other toppings
Dips, sauces and spreads
Pasta
Other

Securities and Exchange Commission
April 3, 2009

 *    *    *

In connection with the above response, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (614) 224-7141 or by facsimile at (614) 469-8219.

Sincerely,

/s/ John L. Boylan
John L. Boylan
Treasurer, Vice President, Assistant Secretary
and Chief Financial Officer